Exhibit 99.1

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

November 18, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the Corporation’s
Normal Course of Business

[Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 –1970]

Further to the Immediate Report dated July 17, 2008 (reference no. 2008-01-206949, “the Previous Report”) regarding the adoption of a self-purchase plan for the purchase of up to one million ordinary shares of the Company at the inclusive monetary volume of up to ILS 25 million (“the Plan”), and in light of purchases executed to date within the scope of the said Plan of 825,009 ordinary shares of the Company at the inclusive monetary volume of ILS 22.3 million, the Company’s Board of Directors resolved, on November 17, 2008, to increase the monetary volume of the self-purchasing within the scope of the said Plan by an additional sum of ILS 2 million; i.e., up to a total of ILS 27 million. There is no change in the rest of the details of the Plan as specified in the Previous Report. The Company’s Board of Directors increased the total inclusive monetary volume of the Plan, after having determined that this sum complies with the statutory requirements regarding an allowed distribution.

The Company is not undertaking to purchase shares up to the full maximum sum and/or up to the full maximum quantity that were approved and/or any portion thereof.

The shares that shall be purchased by the Company as stated shall become dormant shares, as this term is defined in the Companies Act, 5759 – 1999.

Sincerely,

Scailex Corporation Ltd.